FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Increases Dividend by 60% to an Annual Rate of $0.16 Per Share

Toronto, Ontario (February 18, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce that the Company’s Board of Directors has authorized a 60% increase to its quarterly dividend to US$0.04 per common share.
The increase is supported by the Company’s strong outlook and growing free cash flow, including generating record free cash flow of $352 million in 2025. The Company expects increasing free cash flow while continuing to invest in its high-return growth projects, which provide one of the strongest growth profiles in the sector. Through the completion of the Phase 3+ Expansion in 2026, larger Island Gold District Expansion in 2028, and the Lynn Lake project in 2029, the Company expects to nearly double annual production to approximately one million ounces at lower costs by 2030. This strong production and free cash flow growth is expected to support further returns to shareholders.
The Company has paid dividends for 16 consecutive years during which time $463 million has been returned to shareholders through dividends and share buybacks. The dividend is payable on March 26, 2026 to shareholders of record as of the close of business on March 12, 2026. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.
Dividend Reinvestment Plan
The Company has a dividend reinvestment plan (“DRIP”) in place. This gives shareholders the option of increasing their investment in Alamos, at a discount to the prevailing market price and without incurring any transaction costs, by electing to receive common shares in place of cash dividends. For shareholders that elect to participate in the DRIP, common shares will be issued from treasury at a 1% discount to the prevailing market price.
Enrollment in the DRIP is optional. Further information on the plan, including the forms needed to enroll are available on the Company’s website at www.alamosgold.com/investors/Dividend-Reinvestment-Plan. In order to be eligible to participate in the March 26, 2026 dividend, enrollment must be completed by 4:00 pm ET on the fifth business day prior to the March 12, 2026 dividend record date.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
This news release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements in this release other than statements of historical fact, which address events, results, outcomes or developments that Alamos (or, the “Company”) expects to occur are, or may be deemed to be, “forward-looking statements” and are based on expectations, estimates and projections as at the date of this release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “outlook”, "will", "may", “potential” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved. Forward-looking statements in this press release include, without limitation, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding: free cash flow; costs; gold production; returns to shareholders; investment in growth projects; the Company’s growth profile; the Phase 3+ Expansion, the Island Gold District Expansion, the Lynn Lake project and the expected timing and effects of completion of each; and information regarding planned dividend payments. The declaration and payment of dividends remain at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board of Directors.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions include (without limitation): the actual results of current exploration activities; changes to current estimates of mineral reserves and mineral resources; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to illness, disease, epidemic or pandemic which may impact, among other things, the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; the potential impact of any tariffs, trade barriers and/or regulatory costs; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; risks associated with the startup of new mines; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; delays in implementing growth and improvement initiatives; delays in construction, including with respect to the Phase 3+ expansion project, the Island Gold District Expansion, and the Lynn Lake project; inherent risks and hazards associated with mining and mineral processing including industrial accidents;

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

environmental hazards including, without limitation, fires, floods, seismic activity, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of exploration, construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
Additional risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this release are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures.

3 | ALAMOS GOLD INC